CF Acquisition Corp. VI

110 East 59th Street

New York, NY 10022

VIA EDGAR

January 29, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Frank Knapp

Re:	CF Acquisition Corp. VI
Draft Registration Statement on Form S-1
Submitted November 4, 2020
CIK No. 0001830081

Dear Mr. Knapp:

CF Acquisition Corp. VI (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on December 1, 2020, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on November 4, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Draft Registration Statement on Form S-1

Initial Business Combination, page 6

1.	You state in the second paragraph, "We are not prohibited from pursuing an initial business combination with a business that is affiliated with Cantor or its affiliates or our sponsor, officers or directors, including an Affiliated Joint Acquisition," which term is described on page 7 to include a co-investment with, or a "specified future issuance" of securities to, entities affiliated with Cantor. Tell us with a view toward disclosure here and throughout the prospectus, whether it is possible that you would consider an Affiliated Joint Acquisition with one or more Prior Cantor SPACS, CF Finance Acquisition III, or any other SPACs affiliated with you or Cantor. We may have additional comments in this regard. Please also clarify what impact, if any, a co-investment by a Cantor affiliate in your initial business combination would have on the conversion of the Class B shares. We understand that if the company makes a "specified future issuance" of securities to a Cantor affiliate, the number of shares into which the Class B shares convert would increase in order to maintain an interest equal to 20% of the public shares plus the securities issued in the specified future issuance. Finally, revise disclosures throughout your prospectus regarding potential conflicts of interest with respect to Cantor SPAC I and Cantor SPAC II to describe potential conflicts with respect to CF Finance Acquisition III and any other Cantor-affiliated SPACs.

Response: We have added a disclosure in the prospectus that, while we may pursue a business combination opportunity jointly with Cantor or one or more entities affiliated with Cantor (which we refer to as an “Affiliated Joint Acquisition”) we do not expect that we would pursue any such opportunity with a Prior Cantor SPAC.

Please be advised that we have also added disclosure that any securities issued in connection with a financing provided by an affiliate of ours relating to an Affiliated Joint Acquisition will not result in an adjustment to the conversion ratio of our Class B common stock.

Lastly, the prospectus has been revised to disclose potential conflicts with respect to Prior Cantor SPACs as requested.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

January 29, 2021

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Stuart Neuhauser, at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Adam Brajer
Name: Adam Brajer
Title: Assistant Secretary

cc:	Ellenoff Grossman & Schole LLP